

December 20, 2023

Erik Blum
Chief Executive Officer
SMC Entertainment, Inc.
9170 Glades Road Suite 150
Boca Raton, FL 33434

      Re: SMC Entertainment, Inc.
          Amendment No. 2 to Registration Statement on Form 10-12G
          Filed December 7, 2023
          File No. 000-56558

Dear Erik Blum:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Registration Statement on Form 10

Trends in Our Addressable Market, page 6

1. We note your response to prior comment 3. Given your limited operating history and revenue, and the fact that you operate in the SaaS market, please revise to clarify specifically how your planned products and revenue generating activities relate to the $8 trillion ETF market and $1.2 trillion wealth management platform and, to the extent true, to clarify that the company will not be offering ETFs or wealth management platforms. In that regard, the current disclosure appears to suggests that you will be operating in the ETF and wealth management platform market, rather than the SaaS market.

2. We note your response to prior comment 3 that "prior language regarding EFT's has caused confusion, [and sought] explanations of a very technical nature that a layman, who is not among our target customers, would not understand" and that "EFTs are just an example of a type of security that our SaaS can provide data on which can be used by our

target customers, who are all financial industry professionals, in their work." However, it is irrelevant whether laymen would be among your target customers or not, but rather whether the technical information and disclosure would be material to investors. Please supplementally provide us with your analysis regarding how and what data your software will extrapolate from ETFs or other securities and other areas you identify, and why such information is not material to investors.

Intangible assets , page F-2

3. We note that you have intangible assets of $17.2 million which are 53% of your total assets at September 30, 2023. As such, please disclose your accounting policy regarding your intangible assets. The disclosure should be specific and disclose how you acquired the intangible assets, what is included in intangible assets, and how you amortize your intangible assets including useful life. Please refer you to guidance in ASC 350-30-50.

Business Combinations, page F-12

4. We note your response to prior comment 6 and the CBV (Certified Business Valuation) report of SMC Entertainment Fyniti Global EBT as of 2023-09-30. However, please clarify how the CBV (Certified Business Valuation) report information satisfies the ASC 805-Business Combinations accounting requirement. Under ASC 805-30-30, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. In this regard, we reissue the comment. It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represent fair value amount for each series B preferred stock at the the acquisition date of April 21, 2023.

5. We note your response to prior comment 8 and the CBV (Certified Business Valuation) report of SMC Entertainment Fyniti Global EBT as of 2023-09-30. However, please clarify how the CBV (Certified Business Valuation) report information satisfies the ASC 805-Business Combinations accounting requirement. Under ASC 805-20-30, the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values. In this regard, we reissue the comment. Please provide us an analysis to show how you valued these intangible assets were contributed by Mr. Gopalan, fair valued at $14,550,000 at the acquisition date of April 21, 2023. Please include reference to the specific accounting literature relied upon.

6.   Please define the entity named SMC Entertainment Fyniti Global EBT.

<u>Subsequent events, page F-27</u>

7.   We note your response to prior comment 7, that you has provided the audited financial statements of Fyniti Global Equities EBT Inc. as of and for period ended June 30, 2023. However, it appears that you have filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods as required by Rule 8-04 of Regulation S-X.

    Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Technology